

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2006

Mr. Eric J. Kufel
Chief Executive Officer
The Inventure Group, Inc. (fka Poore Brothers, Inc.)
5050 N. 40th St., Suite 300
Phoenix, AZ 85018

> **Re: The Inventure Group, Inc. (fka Poore Brothers, Inc.)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 001-14556**

Dear Mr. Kufel:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

<u>Financial Statements</u>

<u>Note 1 – Organization, Business and Summary of Significant Accounting Policies, page 37</u>

<u>Advertising, Promotion and Trade Spending, page 39</u>

1.   You explain that costs associated with slotting fees are expensed in the period incurred. Please tell us the specific facts and circumstances surrounding your slotting fee arrangements that qualify such costs to be recorded as an expense, as opposed to a reduction of revenue, in accordance with the guidance in EITF 01-9.

2.   We note your disclosure stating "…marketing programs that deal directly with the consumer are recorded in selling, general and administrative expenses." Please revise your disclosure to describe the various facets of your marketing programs. Submit an analysis for any rebates or coupons offered directly to consumers, showing how your presentation is consistent with the guidance in EITF 01-9.

<u>Note 2 – Goodwill and Trademarks, page 41</u>

3.   Please expand your disclosure to describe your trademarks in sufficient detail to enable the reader to understand the nature of the intangible assets, and the reasons you believe the trademarks have an indefinite life. In addition, please also revise your disclosure to explain which reportable segment goodwill is allocated to, as required under paragraph 45 of SFAS 142.

<u>Note 11 – Business Segments and Significant Customers, page 50</u>

4.   Although you state that you do not allocate assets to the individual segments, the guidance in paragraph 27 of SFAS 131 requires that you disclose a measure of total assets for each reportable segment. Please comply with this guidance or explain why you believe it does not apply to you.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief